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                             March 5, 2021

       Jude Bricker
       Chief Executive Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, MN 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-252858

       Dear Mr. Bricker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

       Registration Statement on Form S-1 as Amended on February 23, 2021

       Prospectus Summary
       COVID-19 Induced Downturn, page 3

   1. We note from the disclosure you added in response to prior comment 1 that you believe comparison of your
performance to different airline types helps to highlight    the financial
                                                        impact of the
differentiated attributes of [y]our business.    To provide appropriate context
                                                        for your presentation,
further expand your disclosure to address the following:

                                                              What is meant by
  differentiated attributes of your business    and how those differ
                                                            from the attributes
of the other carriers being presented;
 Jude Bricker
FirstName  LastNameJude   Bricker
Sun Country  Airlines Holdings, Inc.
Comapany
March      NameSun Country Airlines Holdings, Inc.
       5, 2021
March2 5, 2021 Page 2
Page
FirstName LastName
                How Adjusted Operating Income Margin highlights the differentiated attributes of your business referred to in your disclosure;

                Remove the reference to Adjusted Operating Income Margin as the best measure of
              profitability    to avoid giving undue prominence to this
non-GAAP measure of
              profitability;

                Clarify why this non-GAAP measure is useful to investors measure in demonstrating that your performance was more favorable compared to other airlines during the
              COVID-19 induced downturn; and

                Why a comparison of Adjusted Operating Income Margin among airlines may not be reflective of the results of a similar comparison during normal industry conditions
              (e.g., based on factors such as fleet, network, customer base, etc).
2. Given that you believe that your financial and operating results for the year ended
         December 31, 2019 are more useful indicators of your scheduled service and charter service operating performance during normal industry conditions, explain to us why you have not provided a comparable presentation of Adjusted Operating Income Margin for that time period.

Risk Factors
Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 56

3. We note your response to prior comment 5. Please revise your disclosure to reflect
         Section 12.01 of your second amended and restated certificate of incorporation regarding the right of each Identified Person to invest in, or provide services to, any person that is engaged in the same or similar business activities as the company or its affiliates or directly or indirectly competes with the company or any of its affiliates.
Notes to Consolidated Financial Statements
Note 8. Goodwill and Other Intangible Assets, page F-27

4. Clarify whether the total carrying amount of goodwill relates to the Passenger segment or present the changes in goodwill allocated by reportable segment. Refer to FASB ASC
         350-20-50-1.
Note 18. Operating Segments, page F-42

5. We note the difference between Passenger Operating Revenues reported in the table of
         $364,677 and Passenger Revenues reported on the Consolidated Statements of Operations on page F-5 of $359,232. As this difference appears to relate to the inclusion of Other
         Revenues in your Passenger segment, revise your table to include a column to account for other business activities as described in FASB ASC 280-10-50-15 or tell us why it is
 Jude Bricker
Sun Country Airlines Holdings, Inc.
March 5, 2021
Page 3
      appropriate to aggregate these business activities within the Passenger Segment under the guidance of FASB ASC 280-10-50-11. In addition, ensure all amounts listed in FASB
      ASC 280-10-50-22 are disclosed, as applicable. For example, disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with FASB ASC 280-10-50-26. Finally, reconcile your segment measure of profit or loss to consolidated income before income taxes. Refer to FASB ASC 280-10-
      50-30(b).
        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameJude Bricker
                                                          Division of
Corporation Finance
Comapany NameSun Country Airlines Holdings, Inc.
                                                          Office of Energy &
Transportation
March 5, 2021 Page 3
cc:       Brian M. Janson, Esq.
FirstName LastName